SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934



                      WNC HOUSING TAX CREDIT FUND III, L.P.
                            (Name of Subject Company)

                      WNC HOUSING TAX CREDIT FUND III, L.P.
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)
                                      None
                      (CUSIP Number of Class of Securities)



                              David N. Shafer, Esq.
                             WNC & Associates, Inc.
                         3158 Redhill Avenue, Suite 120
                        Costa Mesa, California 92626-3416
                                  714-662-5565
                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:

                               Paul G. Dannhauser
                             Derenthal & Dannhauser
                          455 Market Street, Suite 1600
                         San Francisco, California 94105




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Item 1.  Security and Subject Company.

         The name of the subject company is WNC Housing Tax Credit Fund III, L.P., a California limited partnership (the "Partnership"), which has its principal executive offices at 3158 Redhill Avenue, Suite 120, Costa Mesa, California 92626-3416. The General Partner of the Partnership is WNC Tax Credit Partners, L.P., a California limited partnership of which WNC & Associates, Inc. and Wilfred N. Cooper, Sr. are the general partners, with principal executive offices at 3158 Redhill Avenue, Suite 120, Costa Mesa, California 92626-3416 (the "General Partner").

         The title of the class of equity securities to which this statement relates is the units of limited partnership interest in the Partnership ("Units").

Item 2.  Tender Offer of the Bidders.

         This Schedule 14D-9 relates to a tender offer by Everest Tax Credit Investors, LLC, a California limited liability company ("Everest") as disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 12, 1998 (the "Everest
Schedule 14D-1"), to purchase up to 1,500 issued and outstanding Units at a purchase price of $600 per Unit in cash (the "Everest Purchase Price"), without interest thereon, reduced by transfer costs, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1998 and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Everest Offer" and are contained within the Everest Schedule 14D-1).

         The address of Everest's principal executive offices is 199 S. Los Robles Avenue, Suite 440, Pasadena, California 91101.

Item 3.  Identity and Background.

         (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

         (b) (1) The Partnership does not have any employees, directors or executive officers. All decisions with respect to the management of the Partnership and its affairs are made by the General Partner. Set forth below is a description of material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Partnership and its affiliates.



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         The General  Partner and its  affiliates  have received or will receive
certain  types  of  compensation,   fees,   reimbursements  and  allocations  of
distributions, income loss and tax credits in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Agreement of Limited Partnership, dated as of May 10, 1991, as amended to date (the "Partnership Agreement"), the Partnership's
prospectus  and  other  publicly  filed   documents,   were  not  determined  in
arm's-length negotiations with the Partnership.

         The General Partner or an affiliate of the General Partner is entitled to an asset management fee equal to 0.5% of Invested Assets in Local Limited Partnerships (as defined in the Partnership Agreement) and, subject to certain restrictions included in the Partnership Agreement is entitled to reimbursement of Operating Cash Expenses (as defined in the Partnership Agreement). To the extent that the General Partner or an affiliate of the General Partner provides property management services to a Local Limited Partnership (as defined in the Partnership Agreement) such person would be entitled to a property management fee in an amount not to exceed 5% of the gross revenues from the property. Additionally, subject to certain special allocations, the General Partner has an interest ranging from 1% to 10% in Partnership distributions and allocations and may receive a subordinated disposition fee of 1% of the sales price of a property. Further, the General Partner and its affiliates are entitled to indemnification from the Partnership under certain circumstances described in the Partnership Agreement.

         (2) There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and Everest, its members, executive officers, directors or affiliates.

Item 4.  The Solicitation or Recommendation.

         (a) Following receipt of the terms of the Everest Offer, the General Partner reviewed and considered the Everest Offer. The General Partner recommends that Unit Holders reject the Everest Offer for the reasons set forth in Item 4(b).

         (b) The General Partner believes that Unit Holders should reject the Everest Offer for the following reasons:

         (i) The Everest Offer is for only $600 per Unit, less transfer costs. According to Securities Pricing and Research, Inc., an independent third party publication, there has been one sale of the Units since December 1996 through January 1998; the price therefor was $900, which is more than the proposed Everest Offer. Because secondary market selling prices do not take into account commissions charged, the net proceeds to a Unit Holder in a secondary market sale would be reduced by approximately 5% to 8%. In addition, the current value of a Unit may have been reduced from the last selling date to the extent remaining Tax Credits are reduced due to the

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passage of time.  The General Partner does not know whether the information provided by Securities Pricing and Research, Inc. is accurate or complete.

         (ii) The Everest Offer contains estimates of potential tax benefits other than the Tax Credits. Unit Holders are cautioned that their ability to obtain these non-Tax Credit tax benefits (i.e., tax losses which are not a dollar-for-dollar reduction in your tax liability) must be determined on a case-by-case basis for each taxpayer. These tax losses will not be available to the extent a Unit Holder has already claimed them. These tax losses also will not be available if a Unit Holder is unable to sell all his Units to Everest as a result of proration (as discussed below). For these and other tax reasons, Unit Holders should consult with their respective tax advisers about the consequences of the Everest Offer. Unit Holders should note that a substantial portion of the "total benefits" described in Everest's cover letter have already been received by the Unit Holders.

         (iii) Everest is offering to purchase Units for its own investment purposes and, accordingly, has established a price that will permit it to make a profit. There may be a conflict of interest between Everest's desire to purchase the Units at a low price and the Unit Holders' desire to sell their Units at a high price. Therefore, Unit Holders might receive greater value if they hold their Units rather than tender.

         (iv) Unit Holders will no longer receive the Tax Credits and/or tax losses from the Units should they tender pursuant to the Everest Offer. The remaining amount of Tax Credits to be received by Unit Holders is $850 on an average per Unit basis, which is more than the estimate set forth in the Everest Offer.

         (v) Unit Holders who sell their Units pursuant to the Everest Offer will lose the right to receive any future distributions from the Partnership from any refinancing or sale of the Partnership's properties. Although the General Partner cannot predict the future value of the Partnership's assets on a per Unit basis or otherwise, the net amount of the Everest Offer could differ significantly from the amount that may be realized from the sale or refinancing of the Partnership's assets. There can be no assurance as to the timing, amount or occurrence of any future distributions.

         (vi) While the Everest Offer will provide Unit Holders with an immediate opportunity to liquidate their investment in the Partnership (which investment is otherwise relatively illiquid), Unit Holders who have a present or future need for the Tax Credits and/or tax losses from the Units may, however, prefer to retain their Units and not tender them pursuant to the Everest Offer.

         (vii) The Everest Offer states that the purchase price will be reduced by the amount of any transfer fees payable in connection with the transfer by the Unit Holder to Everest. The

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Partnership  Agreement provides that the Partnership shall charge a transfer fee of up to $100 per transaction to cover the actual costs of transfers.

         (viii) Unit Holders who tender their Units may not be able to liquidate all their Units and may suffer proration. The principal tax benefit to selling Unit Holders described in the Everest Offer (i.e., the use of suspended passive tax losses) is dependent on Unit Holders selling their entire interest in the Partnership. A proration would delay realization of those tax benefits. Furthermore, a Unit Holder may be motivated to sell, as described in the Everest Offer, in order to eliminate the requirement to report Partnership tax information from IRS Form K-1. This benefit is realized only if a Unit Holder's entire interest in the Partnership were sold. The risk of proration is increased due to the limitation on transfers discussed in the next paragraph.

         The Partnership Agreement directs the General Partner to restrict transfers of Units to prevent the Partnership from the adverse consequences of being treated as a "publicly traded partnership" for Federal income tax purposes under Section 7704 of the Internal Revenue Code. Generally, these adverse consequences include the inability to use Tax Credits or tax losses against income tax liability or taxable income, respectively, from sources other than the Partnership. Accordingly, the General Partner has limited and will continue to limit the transfer of Units to not more than 5% of Partnership capital or profits per year unless and until it receives persuasive authority that such a limitation is not necessary. The Partnership's tax counsel has advised the Partnership that it cannot render an opinion that the Units transferred in the Everest Offer would be excluded from calculation of the 5% safe harbor. The Everest Offer seeks to purchase up to 1,500 of the outstanding Units. Based on the limitations in the Partnership Agreement, it is likely that the maximum amount of Units that Everest could purchase would be 742.

Item 5.  Persons Retained, Employed or to Be Compensated.

         Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Unit Holders on their behalf concerning the Everest Offer.

Item 6.  Recent Transactions and Intent With Respect to Securities.

         (a) Neither the Partnership nor the General Partner nor any of their affiliates have effected any transactions in the Units during the past 60 days.

         (b) Neither the General Partner nor, to the knowledge of the General Partner, any of its partners, executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to Everest pursuant to the Everest Offer.


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Item 7.  Certain Negotiations and Transactions by the Subject Company.

         (a) No negotiation is being undertaken or is underway by the Partnership in response to the Everest Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or dividend policy of the Partnership.

         (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Everest Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8.  Additional Information to Be Furnished.

         None.

Item  9. Material to be Filed as Exhibits.

         (a)(1) Letter from WNC California Housing Tax Credits, L.P. to Unit Holders, dated May 27, 1998.

SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            May 27, 1998

                        WNC HOUSING TAX CREDIT FUND III, L.P.

                        By:     WNC Tax Credit Partners, L.P.,
                                its General Partner

                                By:      WNC & Associates, Inc.,
                                         its General Partner


                                         By:      /s/ JOHN B. LESTER, JR.
                                                  John B. Lester, Jr., President

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                                  EXHIBIT INDEX



EXHIBIT NO.               TITLE

(a)(1)                    Letter to Unit Holders dated May 27, 1998




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